James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), John Pfeifer (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 23 April 2025 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 22 April 2025. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett.

NOTICE OF NOTIFIABLE INTEREST IN THE RELEVANT SHARE CAPITAL OF JAMES HARDIE INDUSTRIES PLC (THE “COMPANY”) IN FULFILMENT OF AN OBLIGATION ARISING UNDER CHAPTER 4 OF PART 17 OF THE COMPANIES ACT 2014 21st April 2025 James Hardie Industries plc 1st Floor, Block A One Park Place Upper Hatch Street Dublin 2 D02 FD79 Ireland James Hardie Industries plc (the “Company”) Dear Sir/Madam, This notification relates to the ordinary shares of the Company and is given in fulfillment of the obligations imposed by Sections 1048 to 1050 and otherwise by Chapter 4 of Part 17 of the Companies Act 2014. Morgan Stanley (the “Parent Company”) hereby notifies you that on 14th April 2025 it had a total interest in 13,647,003 shares (3.17%) of the Company. The identity of the interested party to which its notification relates (so far as known to Morgan Stanley) is set out in Part 1 of the attached schedule. The controlled undertakings set out under Part 2 of the attached schedule, each a wholly owned subsidiary of the Parent Company, also gives notice that on 14th April 2025 it had a direct interest in the shares of the Company. The identity of the interested parties (so far as known to Morgan Stanley) and the number of shares in which they had a direct interest, is also set out under Part 2 of the attached schedule. Yours faithfully Jennifer Jacinto, Vice President ______________________________________ For and on behalf of Morgan Stanley and the “Morgan Stanley Group Companies”

SCHEDULE PART 1 Name of Registered Holder(s) No. of Shares Morgan Stanley [13,647,003] shares c/o The Corporation Trust Company (DE), Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, USA *This includes a total of 111,000 (0.03%) physically settled options. PART 2 1. Morgan Stanley Capital Services LLC [2,840] shares c/o The Corporation Trust Company (DE), Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, USA 2. Morgan Stanley & Co. LLC [6,213,730] shares c/o The Corporation Trust Company (DE), Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, USA 3. Morgan Stanley & Co. International plc. [6,748,469] *shares Legal and Compliance Department, 25 Cabot Square Canary Wharf London E14 4QA, UNITED KINGDOM *This includes a total of 111,000 (0.03%) physically settled options. 4. Prime Dealer Services Corp. [517,758] shares c/o The Corporation Trust Company (DE), Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, USA

5. Morgan Stanley Australia Securities Limited [164,206] shares Level 61, Governor Philip Tower 1 Farer Place, Sydney, New South Wales, 2000, Australia